Exhibit 99.2

JinkoSolar Announces Second Quarter 2023 Financial Results

08/14/2023

SHANGRAO, China, Aug. 14, 2023 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Business Highlights

●	Leveraging our outstanding global supply chain management, high quality products and extensive marketing network, module shipments in the second quarter increased 36.2% sequentially and 74.4% year-over-year.
●	Demand for solar modules is strong globally. Our orderbook visibility for 2023 has reached about 80%, with overseas orders as the major contributor.
●	N-type module shipments in the second quarter were about 10.4 GW, making JinkoSolar the first module company in the industry to deliver 10 GW of N-type modules in a single quarter.
●	The mass production efficiency of N-type TOPCon cells reached 25.5%, and power output of N-type modules reached about 580wp, 25-30wp higher than that of the same version of P-type modules.
●	We are optimistic that the stabilization of prices along the supply chain will stimulate pent-up demand gradually. We raise our module shipment guidance for 2023 to be in the range of 70 to 75 GW.

Second Quarter 2023 Operational and Financial Highlights

●	Quarterly shipments were 18,613 MW (17,763 MW for solar modules, and 850 MW for cells and wafers), up 28.5% sequentially, and up 76.7% year-over-year.
●	Total revenues were RMB30.69 billion (US$4.23 billion), up 31.5% sequentially and up 62.9% year-over-year.
●	Gross profit was RMB4.78 billion (US$659.6 million), up 18.4% sequentially and up 72.5% year-over-year.
●	Gross margin was 15.6%, compared with 17.3% in Q1 2023 and 14.7% in Q2 2022.
●	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.31 billion (US$180.1 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB788.7 million in Q1 2023 and net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB623.3 million in Q2 2022.
●	Adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders, which excludes the impact from (i) a change in fair value of the convertible senior notes (the "Notes"), (ii) a change in fair value of long-term investment and (iii) the share based compensation expenses, was RMB1.43 billion (US$196.7 million), compared with RMB836.4 million in Q1 2023 and RMB368.4 million in Q2 2022.
●	Basic and diluted earnings per ordinary share were RMB6.39 (US$0.88) and RMB5.55 (US$0.77), respectively. This translates into basic and diluted earnings per ADS of RMB25.54 (US$3.52) and RMB22.20 (US$3.06), respectively.

Mr. Xiande Li, JinkoSolar's Chairman and Chief Executive Officer, commented, "We are pleased to report solid growth as we overcame volatility in supply chain prices and end demand thanks to our excellent marketing network, high quality products, and highly effective supply chain management. Module shipments in the second quarter were approximately 17.8 GW, up 36.2% sequentially. Shipments of the competitive N-type module were approximately 10.4 GW, up 74.1% sequentially, making us the first module manufacturer shipping 10 GW of N-type modules in a single quarter globally. Our efforts in supply chain management, technology advancement and process improvement also improved our profitability. Net income was US$180.1 million in the second quarter, up 65.6% sequentially. Adjusted net income was US$196.7 million, up 70.5% sequentially. Diluted earnings per ordinary share were US$0.77, up 48.5% sequentially.

Due to the substantial release of polysilicon production volumes and excessive inventory, price of polysilicon declined sharply in the second quarter, resulting in certain volatility in module prices and a slow-down in customer orders, affecting module demand. As the prices in lower supply chain stabilized in the third quarter, domestic customers started to place orders, and major projects were initiated and started construction in China. The low prices of modules also led to a surge in module demand in some overseas markets. We expect production and sales in the PV market to rebound in the second half of 2023.

With more and more players deploying TOPCon production capacity, N-type TOPCon is certain to become the mainstream technology in the industry. However, some new entrants experienced project delays and slower-than expected ramp up in production volume and efficiency due to lack of sufficient technical know-how and differences in technology and production process, keeping competitive N-type production in short supply. As of the end of the second quarter, the mass-produced efficiency of our 182 mm N-type TOPCon cells had reached 25.5%, with N-type module power output of around 580 wp, 25-30 wp more than P-type module of the same version. We expect mass-produced N-type cell efficiency to reach 25.8%, by the end of 2023. The integrated cost of N-type module remained competitive compared to P-type module.

At the end of May, we announced the construction of a major production base of 56 GW integrated wafer-cell-module capacity in Shanxi ("Shanxi Integrated Base"), which will become the largest N-type integrated production facility in the industry. Shanxi Integrated Base is another strategic expansion of the production model championed by JinkoSolar in the PV industry that will fully demonstrate our advantages in highly efficient technology and products, lower investment costs, greater operational efficiency as well as intelligent and smart manufacturing capabilities. Meanwhile, our 1 GW capacity expansion project for N-type modules in the U.S. is expected to start production in September 2023. We have established an industry-leading overseas industrial chain network, with integrated production capabilities from wafer and cell to module, with traceability and excellent product competitiveness. As we continue to invest in N-type capacity expansion overseas in the second half of 2023, we expect to reach an integrated production capacity of over 12 GW overseas by the end of 2023, with the production capacity of N-type accounting for over 75%.

We are optimistic that demand will grow as prices stabilize and raise our module shipment guidance for 2023 to be in the range of 70 to 75 GW, with N-type module accounting for approximately 60% of total module shipments. As demand for N-type products continues to increase in the global market, we will move on to invest in N-type capacity which is competitive both in technology and costs. We expect our annual production capacity for mono wafers, solar cells and solar modules to reach 85.0 GW, 90.0 GW and 110.0 GW, respectively, by the end of 2023, with N-type capacity accounting for over 75% of the total capacity. We expect module shipments to be in the range of 19.0 to 21.0 GW for the third quarter of 2023."

Second Quarter 2023 Financial Results

Total Revenues

Total revenues in the second quarter of 2023 were RMB30.69 billion (US$4.23 billion), an increase of 31.5% from RMB23.33 billion in the first quarter of 2023 and an increase of 62.9% from RMB18.84 billion in the second quarter of 2022. The sequential and year-over-year increases were mainly attributable to the increases in the shipment of solar modules due to the increasing demand in the global market.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2023 was RMB4.78 billion (US$659.6 million), compared with RMB4.04 billion in the first quarter of 2023 and RMB2.77 billion in the second quarter of 2022.

Gross margin was 15.6% in the second quarter of 2023, compared with 17.3% in the first quarter of 2023 and 14.7% in the second quarter of 2022. The sequential decrease was mainly due to the increase in inventory provision, and year-over-year increase was mainly due to the decrease in the cost of raw materials.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2023 was RMB1.54 billion (US$212.1 million), compared with income from operations of RMB1.21 billion in the first quarter of 2023 and loss from operations of RMB289.1 million in the second quarter of 2022. The changes were primarily attributable to a significant increase in our revenues in the second quarter of 2023.

Operating profit margin was 5.0% in the second quarter of 2023, compared with operating profit margin of 5.2% in the first quarter of 2023 and operating loss margin of 1.5% in the second quarter of 2022.

Total operating expenses in the second quarter of 2023 were RMB3.24 billion (US$447.4 million), an increase of 14.7% from RMB2.83 billion in the first quarter of 2023 and an increase of 6.0% from RMB3.06 billion in the second quarter of 2022. The sequential and year-over-year increases were mainly attributable to an increase in impairment loss on property, plant and equipment.

Total operating expenses accounted for 10.6% of total revenues in the second quarter of 2023, compared to 12.1% in the first quarter of 2023 and 16.2% in the second quarter of 2022.

Interest Expenses, Net

Net interest expenses in the second quarter of 2023 were RMB208.5 million (US$28.7 million), an increase of 276.3% from RMB55.4 million in the first quarter of 2023 and an increase of 136.8% from RMB88.0 million in the second quarter of 2022. The sequential and the year-over-year increases were mainly due to a decrease in interest income.

Subsidy Income

Subsidy income in the second quarter of 2023 was RMB292.4 million (US$40.3 million), compared with RMB264.0 million in the first quarter of 2023 and RMB464.8 million in the second quarter of 2022. The sequential and year-over-year changes were mainly attributable to the changes in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB916.4 million (US$126.4 million) in the second quarter of 2023, compared to a net exchange loss of RMB73.7 million in the first quarter of 2023 and a net exchange gain of RMB221.5 million in the second quarter of 2022. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the second quarter of 2023.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a gain from a change in fair value of the Notes of RMB89.7 million (US$12.4 million) in the second quarter of 2023, compared to a loss of RMB261.4 million in the first quarter of 2023 and a loss of RMB536.9 million in the second quarter of 2022. The changes were primarily due to the changes in the Company's stock price in the second quarter of 2023.

Change in Fair Value of Long-term Investment

The Company invested in certain equity interests in several solar technology companies engaged in photovoltaic industry chain, which are recorded as long-term investment and reported at fair value with changes in fair value recognized in earnings. As of June 30, 2023, the Company had RMB1.09 billion (US$149.8 million) in long-term investment, compared with RMB1.08 billion as of March 31, 2023.

The Company recognized a gain from change in fair value of RMB2.3 million (US$0.3 million) in the second quarter of 2023, compared with a gain of RMB440.4 million in the first quarter of 2023.

Equity in Earnings of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted for using the equity method. The Company recorded equity in gain of affiliated companies of RMB63.3 million(US$8.7 million) in the second quarter of 2023, compared with gain of RMB180.0 million in the first quarter of 2023 and loss of RMB0.1 million in the second quarter of 2022. The fluctuation of equity in gain of affiliated companies primarily arose from the net gain incurred by an affiliate company.

Income Tax Expense

The Company recorded an income tax expense of RMB341.1 million (US$47.0 million) in the second quarter of 2023, compared with an income tax expense of RMB315.0 million in the first quarter of 2023 and an income tax expense of RMB118.1 million in the second quarter of 2022.

Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB1.11 billion (US$152.5 million) in the second quarter of 2023, compared with RMB605.1 million in the first quarter of 2023 and RMB276.8 million in the second quarter of 2022. The sequential and year-over-year increase were mainly attributable to the increase of net income of the Company's majority-owned principal operating subsidiary,Jinko Solar Co., Ltd. ("Jiangxi Jinko").

Net Income and Earnings per Share

Net income attributable to the JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.31 billion (US$180.1 million) in the second quarter of 2023, compared with net income attributable to the JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB788.7 million in the first quarter of 2023 and net loss attributable to the JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB623.3 million in the second quarter of 2022. Excluding the impact from (i)a change in fair value of the Notes (ii) a change in fair value of the long-term investment and (iii)the share based compensation expenses, the adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.43 billion (US$196.7 million), compared with RMB836.4 million in the first quarter of 2023 and RMB368.4 million in the second quarter of 2022.

Basic and diluted earnings per ordinary share were RMB6.39 (US$0.88) and RMB5.55 (US$0.77), respectively, in the second quarter of 2023, compared to basic and diluted earnings per ordinary share of RMB3.91 and RMB3.74, respectively, in the first quarter of 2023, and basic and diluted losses per ordinary share of RMB3.15 and RMB3.15, respectively, in the second quarter of 2022. As each ADS represents four ordinary shares, this translates into basic and diluted earnings per ADS of RMB25.54 (US$3.52) and RMB22.20 (US$3.06), respectively in the second quarter of 2023; basic and diluted earnings per ADS of RMB15.62 and RMB14.95, respectively, in the first quarter of 2023; and basic and diluted losses per ADS of RMB12.60 and RMB12.60, respectively, in the second quarter of 2022.

Financial Position

As of June 30, 2023, the Company had RMB17.03 billion (US$2.35 billion) in cash and cash equivalents and restricted cash, compared with RMB10.17 billion as of March 31, 2023.

As of June 30, 2023, the Company's accounts receivables due from third parties were RMB21.59 billion (US$2.98 billion), compared with RMB18.04 billion as of March 31, 2023.

As of June 30, 2023, the Company's inventories were RMB20.09 billion (US$2.77 billion), compared with RMB21.44 billion as of March 31, 2023.

As of June 30, 2023, the Company's total interest-bearing debts were RMB34.31 billion (US$4.73 billion), compared with RMB30.02 billion as of March 31, 2023.

Second Quarter 2023 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 18,613 MW in the second quarter of 2023, including 17,763 MW for solar module shipments and 850 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

We are optimistic about global market demand and the opportunities brought by penetration of N-type technology. We will continue to maintain our leading position in N-type modules through technology iteration, improvement in mass production capability, and cost optimization. By the end of 2023, we expect mass-produced N-type cell efficiency to reach 25.8%, and the integrated cost of N-type modules to remain competitive with P-type modules. The proportion of N-type modules shipments of our total module shipments is expected to reach about 60% in 2023, as we expect there will be a strong demand for high-efficiency products from a growing number of markets and customers.

As we continue to invest in N-type capacity expansion overseas in the second half of 2023, we expect to reach an integrated capacity of over 12 GW overseas by the end of 2023, with the production capacity of N-type accounting for over 75%. We will continuously strengthen and expand our global industrial chain to provide premium and high-quality products and services to our global clients.

Third Quarter and Full Year 2023 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the third quarter of 2023, the Company expects its module shipments to be in the range of 19.0 GW to 21.0 GW.

For full year 2023, the Company estimates its module shipments to be in the range of 70.0 GW to 75.0 GW.

Solar Products Production Capacity

JinkoSolar expects its annual production capacity for mono wafer, solar cell and solar module to reach 85.0 GW, 90.0 GW and 110.0 GW, respectively, by the end of 2023.

Recent Business Developments

●	In April 2023, Jiangxi Jinko completed the issuance of its convertible bonds in the principal amount of RMB10 billion on the Shanghai Stock Exchange's Sci-Tech Innovation Board. JinkoSolar subscribed for the convertible bonds in an aggregate amount of RMB5.5 billion with its special preemptive rights and is subject to a six-month lock-up period. JinkoSolar has the right to either sell its convertible bonds after the lock-up period or convert the convertible bonds into Jiangxi Jinko's ordinary shares.
●	In May 2023, JinkoSolar was recognized as a Top Performer in the 2023 PV Module Reliability Scorecard published by PV Evolution Labs (PVEL) for the ninth consecutive Year.
●	In May 2023, Jiangxi Jinko entered into an equity transfer agreement with Ziyang Major Industry Equity Investment Fund Partnership (Limited Partnership) and Mr. Shihong Dong, pursuant to which Jiangxi Jinko agrees to sell its 100% equity interest in Xinjiang Jinko Solar Co., Ltd., a wholly-owned subsidiary of Jiangxi Jinko, at a consideration of RMB4.3 billion. As of the date of this press release, the transaction has not yet been completed.
●	In May 2023, Jiangxi Jinko entered into an investment framework agreement with the Management Committee of Transformation Comprehensive Reform Demonstration Zone of Shanxi Province for an integrated project manufacturing monocrystalline silicon pull rod, silicon wafer, high-efficiency solar cells and modules. According to the agreement, Jiangxi Jinko plans to construct production lines with a total annual production capacity of 56 GW for a total estimated investment of approximately RMB56 billion.
●	In June 2023, JinkoSolar officially launched its Second Generation of the High Voltage Energy Storage Battery into the European market.
●	In June 2023, JinkoSolar was awarded the "Top Brand PV Europe Seal 2023" by internationally recognized research institute EUPD Research.
●	In June 2023, Jiangxi Jinko signed a strategic distribution agreement for residential storage solution with V. Kafkas SA., the leading Greek company in the field of Electrical Equipment, Lighting, Building Automation and Energy Management Solutions. This agreement covers Greece and Cyprus for the years 2023 and 2024.
●	In June 2023, JinkoSolar delivered more than 220,000 Tiger NEO bifacial 72 modules to the 123 MW Verila Solar Power Plant in Bulgaria.
●	In July 2023, JinkoSolar officially became a member of the IRENA Coalition for Action, further affirming its dedication to sustainable energy development.
●	In July 2023, Jiangxi Jinko published estimates of certain preliminary unaudited financial results for the six months ended June 30, 2023.
●	In July 2023, JinkoSolar achieved the highest "AAA" category ranking in PV Tech's Q2 ModuleTech bankability report.
●	In August 2023, JinkoSolar was recognized as a 2023 Overall Highest Achiever for the fourth consecutive year in Renewable Energy Testing Center PV Module Index Report.
●	In August 2023, Jiangxi Jinko announced that it intends to offer ordinary shares, subject to market conditions and other factors, in a private offering to qualified institutional buyers in compliance with the requirements of the China Securities Regulatory Commission.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, August 14, 2023 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10032820-hdy6f.html

It will automatically direct you to the registration page of "JinkoSolar Second Quarter 2023 Earnings Conference Call", where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, August 21, 2023. The dial-in details for the replay are as follows:

International:	+61 7 3107 6325
U.S.:	+1 855 883 1031
Passcode:	10032820

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 24 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2023.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2023, which was RMB7.2513 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the year ended
	Jun 30, 2022	Mar 31, 2023	Jun 30, 2023		Jun 30, 2022	Jun 30, 2023
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues from third parties	18,730,454	23,249,809	30,635,727	4,224,860	33,457,953	53,885,536	7,431,155
Revenues from related parties	110,688	79,253	49,372	6,809	147,973	128,625	17,738
Total revenues	18,841,142	23,329,062	30,685,099	4,231,669	33,605,926	54,014,161	7,448,893
Cost of revenues	(16,069,363)	(19,288,045)	(25,902,426)	(3,572,108)	(28,607,540)	(45,190,471)	(6,232,051)
Gross profit	2,771,779	4,041,017	4,782,673	659,561	4,998,386	8,823,690	1,216,842
Operating expenses:
Selling and marketing	(1,622,544)	(1,556,301)	(1,665,996)	(229,751)	(3,007,011)	(3,222,296)	(444,375)
General and administrative	(1,131,984)	(1,084,408)	(800,148)	(110,345)	(1,788,397)	(1,884,556)	(259,892)
Research and development	(149,703)	(188,556)	(225,574)	(31,108)	(294,678)	(414,130)	(57,111)
Impairment of long-lived assets	(156,598)	-	(552,751)	(76,228)	(156,598)	(552,751)	(76,228)
Total operating expenses	(3,060,829)	(2,829,265)	(3,244,469)	(447,432)	(5,246,684)	(6,073,733)	(837,606)

Income from operations	(289,050)	1,211,752	1,538,204	212,129	(248,298)	2,749,957	379,236
Interest expenses, net	(88,041)	(55,392)	(208,453)	(28,747)	(250,239)	(263,845)	(36,386)
Subsidy income	464,756	264,042	292,376	40,320	770,052	556,418	76,734
Exchange gain/(loss)	389,216	(129,047)	1,358,867	187,396	395,599	1,229,820	169,600
Change in fair value of foreign exchange derivatives	(167,670)	55,338	(442,492)	(61,022)	(97,137)	(387,154)	(53,391)
Change in fair value of Long-term Investment		440,424	2,278	314	-	442,702	61,051
Change in fair value of convertible senior notes	(536,902)	(261,435)	89,747	12,377	(641,838)	(171,688)	(23,677)
Other income/(loss), net	(587)	3,124	58,971	8,132	12,431	62,095	8,563
Income before income taxes	(228,278)	1,528,806	2,689,498	370,899	(59,430)	4,218,305	581,730
Income tax expenses	(118,089)	(315,004)	(341,144)	(47,046)	(189,110)	(656,148)	(90,487)
Equity in earnings of affiliated companies	(117)	179,955	63,281	8,727	6,329	243,236	33,544
Net income	(346,484)	1,393,757	2,411,635	332,580	(242,211)	3,805,393	524,787
Less: Net income attributable to non-controlling interests	(276,785)	(605,107)	(1,105,533)	(152,460)	(352,121)	(1,710,640)	(235,908)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(623,269)	788,650	1,306,102	180,120	(594,332)	2,094,753	288,879

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(3.15)	3.91	6.39	0.88	(3.05)	10.31	1.42
Diluted	(3.15)	3.74	5.55	0.77	(3.05)	9.90	1.37
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(12.60)	15.62	25.54	3.52	(12.18)	41.22	5.69
Diluted	(12.60)	14.95	22.20	3.06	(12.18)	39.61	5.46
Weighted average ordinary shares outstanding:
Basic	197,894,301	201,919,745	204,566,514	204,566,514	195,119,882	203,250,441	203,250,441
Diluted	197,894,301	210,954,844	223,654,851	223,654,851	195,119,882	211,556,947	211,556,947
Weighted average ADS outstanding:
Basic	49,473,575	50,479,936	51,141,628	51,141,628	48,779,971	50,812,610	50,812,610
Diluted	49,473,575	52,738,711	55,913,713	55,913,713	48,779,971	52,889,237	52,889,237

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	(346,484)	1,393,757	2,411,635	332,580	(242,211)	3,805,393	524,787
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities	-	(1,031)	58	8	-	(973)	(134)
-Foreign currency translation adjustments	217,564	(57,972)	282,017	38,893	187,038	224,045	30,897
-Change in the instrument-specific credit risk	20,571	45,218	20,227	2,789	58,130	65,445	9,025
Comprehensive income	(108,349)	1,379,972	2,713,937	374,270	2,957	4,093,910	564,575
Less: Comprehensive income attributable to non-controlling interests	(337,435)	(586,223)	(1,168,875)	(161,195)	(412,771)	(1,755,098)	(242,039)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(445,784)	793,750	1,545,062	213,075	(409,814)	2,338,812	322,536

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2022	Jun 30, 2023
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	10,243,500	14,701,590	2,027,442
Restricted cash	1,027,454	2,324,683	320,588
Restricted short-term investments	8,945,271	7,462,253	1,029,092
Short-term investments	-	80,989	11,169
Accounts receivable, net - related parties	139,714	56,359	7,772
Accounts receivable, net - third parties	16,674,876	21,590,016	2,977,399
Notes receivable, net - related parties	282,824	91,862	12,668
Notes receivable, net - third parties	6,697,096	4,430,623	611,011
Advances to suppliers, net - related parties	56,860	54,573	7,526
Advances to suppliers, net - third parties	3,271,284	3,679,192	507,384
Inventories, net	17,450,284	20,086,015	2,769,988
Forward contract receivables	119,625	24,527	3,382
Prepayments and other current assets, net - related parties	23,105	20,712	2,856
Prepayments and other current assets, net	3,290,902	3,804,614	524,680
Held-for-sale assets	-	2,418,965	333,591
Available-for-sale securities	104,499	-	-
Total current assets	68,327,294	80,826,973	11,146,548

Non-current assets:
Restricted cash	1,378,680	2,118,440	292,146
Long-term investments	1,711,072	2,576,808	355,358
Property, plant and equipment, net	32,290,088	34,064,537	4,697,714
Land use rights, net	1,431,424	1,456,122	200,808
Intangible assets, net	79,600	182,035	25,104
Financing lease right-of-use assets, net	558,407	368,106	50,764
Operating lease right-of-use assets, net	396,966	400,405	55,219
Deferred tax assets	704,244	703,856	97,066
Advances to suppliers to be utilised beyond one year	310,375	169,819	23,419
Other assets, net - related parties	52,363	55,290	7,625
Other assets, net - third parties	1,421,669	2,098,906	289,452
Available-for-sale securities Non current		50,000	6,895
Total non-current assets	40,334,888	44,244,324	6,101,570

Total assets	108,662,182	125,071,297	17,248,118

LIABILITIES
Current liabilities:
Accounts payable - third parties	10,378,076	11,697,118	1,613,106
Notes payable - related parties	419,500	558,237	76,984
Notes payable - third parties	20,204,323	21,871,312	3,016,192
Accrued payroll and welfare expenses	2,035,931	2,048,852	282,550
Advances from related parties	3,829	2,367	326
Advances from third parties	9,220,267	7,681,854	1,059,376
Income tax payable	737,735	439,397	60,596
Other payables and accruals	9,214,384	10,411,838	1,435,855
Other payables due to related parties	5,964	22,992	3,171
Forward contract payables	63,137	295,349	40,730
Convertible senior notes - current	-	939,408	129,550
Financing lease liabilities - current	168,381	92,713	12,786
Operating lease liabilities - current	65,489	72,406	9,985
Short-term borrowings from third parties, including current portion of long-term bank borrowings	12,419,170	15,009,072	2,069,846
Held-for-sale liabilities	-	1,634,788	225,448
Total current liabilities	64,936,186	72,777,703	10,036,501

Non-current liabilities:
Long-term borrowings	13,022,795	13,316,518	1,836,432
Convertible senior notes	1,070,699	4,506,619	621,491
Accrued warranty costs - non current	1,422,276	1,760,207	242,744
Financing lease liabilities	69,881	40,437	5,577
Operating lease liabilities	339,885	336,209	46,365
Deferred tax liability	194,808	269,853	37,214
Long-term Payables	601,759	617,312	85,131
Guarantee liabilities to related parties - non current	-	-	-
Total non-current liabilities	16,722,103	20,847,155	2,874,954

Total liabilities	81,658,289	93,624,858	12,911,455

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized 204,135,029 and 208,472,163 shares issued as of December 31, 2022 and June 30, 2023, respectively)	28	29	4
Additional paid-in capital	9,912,931	10,640,761	1,467,428
Accumulated other comprehensive income	217,563	408,566	56,344
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2022 and June 30, 2023	(43,170)	(43,170)	(5,953)
Modification of non-controlling interests
Accumulated retained earnings	6,249,883	8,344,636	1,150,778
Due from shareholders		-	-

Total JinkoSolar Holding Co., Ltd. shareholders' equity	16,337,235	19,350,822	2,668,601

Non-controlling interests	10,666,658	12,095,617	1,668,062

Total shareholders' equity	27,003,893	31,446,439	4,336,663
Total liabilities and shareholders' equity	108,662,182	125,071,297	17,248,118

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SOURCE JinkoSolar Holding Co., Ltd.